Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group, Inc.
Commission File No.:1-8841

Issue 10 / June 15, 2006

Maryland Legislature Approves Electric Rate Legislation

Last night the Maryland Legislature approved comprehensive electric rate legislation that addresses a number of issues concerning Baltimore Gas and Electric (BGE) and Constellation Energy. While I am pleased that we now have more certainty around a few of the outstanding issues in Maryland, at this point, it is still too early to determine what impact the actions by the Legislature will have on our proposed merger. One element of the new legislation that has concerned us is the formation of a new public service commission (PSC). Our hope is that the new PSC is formed quickly, and that it will set a definitive timetable for merger approval.

Until we are able to get greater clarity on some of these issues, our integration team efforts will remain on hold. We will continue to seek the necessary regulatory approvals and hope to file our merger proxy in the near future.

Attached is a letter from Mayo Shattuck that was sent to BGE and Constellation Energy employees, which provides his view of the key elements of the legislation.

We will continue to monitor the events in Maryland closely and keep you updated as events warrant.

Best regards,

Lew Hay
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Letter to Constellation Energy and BGE Employees

Dear Colleague,

The comprehensive electric rate legislation approved this evening by the Maryland Legislature goes a long way to resolving the most serious issues we've faced these past few months. While it may yet be vetoed by Governor Ehrlich, it is our expectation that such a veto would be overridden by the Legislature.

On balance, it is an acceptable bill, and I'd like to briefly highlight the key elements and explain how they will impact our customers, our business and our proposed merger with FPL Group.

Rate relief - We've said from the start our top priority was a plan that helped BGE's residential customers manage the July 1 adjustment to market prices while at the same time assuring the financial strength and viability of BGE. As you've probably read in news accounts, the bill would cap the initial increase at 15 percent for a period of 11 months. The remainder of the increase would be phased in by Jan. 1, 2008, under a timetable to be determined by a new Public Service Commission. This gradual phasing in of higher rates is somewhat similar to the plan we endorsed in earlier legislative proposals.

Securitization - From a financial perspective, this is the key element of the legislation for BGE and Constellation Energy. Securitization means BGE, by law, is guaranteed it will recoup the full amount of the July 1 increase. We don't know what approach the new PSC will follow, but we are guaranteed a total return on BGE's wholesale power costs. As I've explained in prior communications, this is critical for the rating agencies that determine the credit worthiness of BGE and Constellation Energy. We must maintain investment grade credit standing so we can borrow the capital needed to invest in BGE's infrastructure and Constellation Energy's growing businesses.

A new PSC - We have always been concerned by the prospect of a sudden one-time turnover of the PSC. Such an action signals a high level of uncertainty about the regulatory construct in Maryland and could have the effect of frightening investors who are looking to invest in or lend to long-term electric infrastructure projects in Maryland. Nonetheless, it was clear that removing the PSC was a top priority for the legislative leadership and a majority of the General Assembly members. We intend to work effectively with a new regulatory panel as we've always done in the past. We also will continue to remind the Legislature that the essential mission of any public service commission is to balance the interests of consumers with the interests of the utility, and not to favor one party over the other. Rest assured, we will work hard to ensure this balance remains steady and does not unfairly tip the scale against us. It is our hope the new PSC will be named quickly and will move promptly on the new rate stabilization plan and merger review.

Revisions to Maryland's electricity marketplace - These items have not received a great deal of media attention but in this bill are adjustments that may give BGE and other utilities more flexibility when they buy wholesale power. They will be able to enter the marketplace more frequently.

The merger - At this point we do not know what impact this legislation will have on the merger but a positive resolution to the rate issue is an important step in the right direction. Our hope is that the new PSC will be constituted quickly and that it will soon set a definitive timetable for merger approval.

It is a relief to say that we've reached a reasonably positive resolution to the legislative component of this issue. We have a long way to go, but this bill on balance helps BGE customers manage the July 1 increase while maintaining the utility's financial strength. It's a good start and gives us much to build on as we move into the PSC review phase.

In the days and weeks ahead, we'll do our best through advertising and correspondence to keep our customers informed of these developments. As always, I'll be in touch frequently to keep you updated on what it means for you, BGE and Constellation Energy.

Thanks for staying safe and focused on your business and please keep up the great work.

Mayo

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Non-Solicitation and Safe Harbor

This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (" FPL Group") or Constellation Energy Group, Inc. (" Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

An FPL Group publication ©2006